                                                     Exhibit 99.1

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

DWIGHT E. WININGER, on behalf of himself                )
and all others similarly situated, and derivatively     )
on behalf of Synthetic Industries, L.P.,                )
                                                        )
                                         Plaintiff,     )
     v.                                                 )     C.A. No.  15538NC
                                                        )
SI MANAGEMENT L.P., a limited partnership,              )
SYNTHETIC MANAGEMENT G.P., a General                    )
Partnership, LEONARD CHILL, JON P.                      )
BECKMAN, W. WAYNE FREED, RALPH                          )
KENNER, W. GARDNER WRIGHT, CHILL                        )
INVESTMENTS, INC., BECKMAN                              )
INVESTMENTS, INC., FREED                                )
INVESTMENTS, INC., KENNER                               )
INVESTMENTS, INC., and WRIGHT                           )
INVESTMENTS, INC.,                                      )
                                                        )
                                    Defendants.         )
                                                        )
                          and                           )
                                                        )
SYNTHETIC INDUSTRIES, L.P., a Delaware                  )
limited partnership,                                    )
                                                        )
                                    Nominal Defendant.  )

                            AMENDED AND SUPPLEMENTAL
                      CLASS AND DERIVATIVE ACTION COMPLAINT(1)

----------------------
    (1)For convenience in reading, the changes from the original complaint filed February 11, 1997, are not marked in the text of the amended and supplemental complaint. However, in accordance with Chancery Court Rule 15(aa), attached as Exhibit D hereto and incorporated herein by reference is a copy of the amended and supplemental complaint marked to show the changes from the original complaint.



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     Plaintiff DWIGHT E. WININGER, by and through his attorneys, alleges on his own behalf, derivatively and on behalf of all others similarly situated, all on information and belief (except those allegations which pertain to his own actions or those of his attorneys, which are alleged on personal knowledge), as follows:

                              NATURE OF THE ACTION

     1. SYNTHETIC INDUSTRIES, L.P. (the "Partnership") is a Delaware limited partnership with approximately 1850 limited partners. Plaintiff WININGER is one of those limited partners. This action -- brought as a class action and as to Counts III and IV alternatively as a derivative action -- arises from breaches of contractual and fiduciary duties by the defendants in connection with the operation and now the proposed liquidation of the Partnership. In connection therewith, the defendants, who are the Partnership's general partner and the persons who control it, have fundamental conflicts of interest. They have pursued a plan to dispose of all Partnership assets and liquidate the Partnership in such a way as to further their own conflicting interests at the expense of the limited partners. Because of their conflicting interests, the defendants have failed to market the Partnership assets effectively, to pursue alternatives or otherwise to obtain the highest possible return to the limited partners upon liquidation. And in furtherance of their plan of liquidation, the defendants have engaged in a series of self-dealing transactions that have impaired the marketability and value of the Partnership's assets and harmed the limited partners.

     2. To ensure that the interests of the limited partners are protected, plaintiff seeks the removal of the defendants from their position of control over the Partnership, the appointment of a liquidating trustee under the direction of the limited partners and such other or alternative


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means as may be necessary or appropriate to ensure that all reasonable means to maximize the returns to the limited partners are pursued and evaluated in the limited partners' interests and that in connection with the liquidation of the Partnership the highest possible price is obtained for its assets.
The plaintiff also seeks a declaratory judgement that the general partner has a duty to maximize the value of the assets of the limited partnership upon dissolution. Finally, plaintiff seeks damages for breach of fiduciary duty.

                                     PARTIES

     3. Plaintiff WININGER resides in Danville, California. He brings this action as a class action on behalf of himself and the other limited partners of the Partnership alternatively as to certain counts as a derivative action in the right of the Partnership. Plaintiff now owns and at all times relevant to the allegations herein has owned one-half of one Partnership unit evidencing a capital contribution of $50,000.

     4. SYNTHETIC INDUSTRIES, L.P., named herein as a nominal defendant, is a Delaware limited partnership organized in 1986. The principal place of business of the Partnership is located in Chickamauga, Georgia. A copy of the Partnership's Amended and Restated Partnership Agreement ("the Partnership Agreement"), dated November 11, 1986, is attached hereto as Exhibit A.

     5. The Partnership, capitalized in 1987 with approximately $78,000,000 contributed by the limited partners, was created by Integrated Resources Inc. ("Integrated") for the purpose of acquiring all of the stock of Synthetic Industries, Inc. ("the Company"), increasing the Company's value, and then realizing that increased value through a sale of the Company and a complete liquidation of the Partnership. The Company is a leading producer of polypropylene


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fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. At all relevant times, the Partnership has owned a controlling interest in the stock of the Company. As alleged more fully below, the Partnership owned 100% of the Company's stock until October, 1996, when, as a result of the wrongful acts of the defendants, its ownership was unfairly and improperly diluted to approximately sixty-six percent (66%).

     6. Defendant SI MANAGEMENT L.P. (the "General Partner"), a limited partnership organized under the laws of the State of Delaware, is the sole general partner of the Partnership. Until approximately April 22, 1993, the General Partner was a subsidiary of Integrated.

     7. Defendant SYNTHETIC MANAGEMENT G.P. ("Synthetic GP"), a general partnership organized under the laws of the State of Georgia, is the sole general partner of the General Partner.

     8. At all relevant times since April 22, 1993, the only general partners of Synthetic GP have been five Delaware corporations: defendant CHILL INVESTMENTS, INC., defendant BECKMAN INVESTMENTS, INC., defendant FREED INVESTMENTS, INC., defendant KENNER INVESTMENTS, INC. and defendant WRIGHT INVESTMENTS, INC.

     8. Defendant LEONARD CHILL has at all relevant times been the President and CEO of the Company. On information and belief, defendant CHILL is the sole director and stockholder of defendant CHILL INVESTMENTS, INC.

     9. Defendant JON P. BECKMAN was at certain relevant times acting as Vice President of Finance, Director and Chief Financial Officer of the Company and is now a consultant to the Company. On information and belief, defendant BECKMAN is the sole director and stockholder of defendant BECKMAN INVESTMENTS, INC.


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     10.  Defendant W. WAYNE FREED has at all relevant times acted as Vice
President of Development of the Company. On information and belief, defendant FREED is the sole director and stockholder of defendant FREED INVESTMENTS, INC.

     11. Defendant RALPH KENNER has at all relevant times acted as Vice President of Manufacturing of the Company. On information and belief, defendant KENNER is the sole director and stockholder of defendant KENNER INVESTMENTS, INC.

     12. Defendant W. GARDNER WRIGHT has at all relevant times acted as Vice President of Sales and Marketing of the Company. On information and belief, defendant WRIGHT is the sole director and stockholder of defendant WRIGHT INVESTMENTS, INC.

     13. Defendants CHILL, BECKMAN, FREED, KENNER, and WRIGHT and their related solely owned and managed Delaware corporations described in paragraphs 8-13 herein are collectively referred to as the "Management Defendants."

     14. On or about April 22, 1993, the Management Defendants, without the approval of the limited partners, caused SYNTHETIC GP to acquire from Integrated the general partner interest held by Integrated in the General Partner. As a result of this acquisition, at all times since April 22, 1993, the Management Defendants have controlled the General Partner and, by virtue of the Partnership's ownership of the stock of the Company, the Company as well.


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                                CLASS ALLEGATIONS

     15. As set forth below, plaintiff brings Counts I through IV as a class action pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1), 23(b)(2) and 23(b)(3) on behalf of himself and each of the other limited partners of the Partnership other than defendants, their agents and all persons acting in concert with them. Each of the non-excluded limited partners is similarly situated to plaintiff, and the class members are referred to in this complaint as the limited partners. Counts I through IV of this action are properly maintainable as a class action for the reasons that follow.

     16. This case meets the requirements of Delaware Court of Chancery Rule 23(a). There are approximately 1850 limited partners living in many states throughout the country, making the class members so numerous that joinder of all members is impractical. In addition, there are questions of law and fact common to the class. These include a determination of whether defendants breached their various obligations and should be removed, whether the Partnership should be dissolved and whether a liquidating trustee should be appointed to wind up the affairs of the Partnership. The claims and defenses of the class representative are typical of those of the class. These include plaintiff's claim that the General Partner and the Management Defendants breached their various obligations by taking actions to further their own self-interests that are against the interests of the limited partners. The class representative and class counsel will fairly and adequately protect the interests of the class.

     17. In addition, the class meets the prerequisites of Delaware Court of Chancery Rule of 23(b)(1). The prosecution of separate actions by or against individual members


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of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants. All of the class members are limited partners in the same partnership. Removal of the General Partner, dissolution of the Partnership, appointment of a liquidating trustee and the declaratory relief sought by this complaint will affect all limited partners alike. Alternatively, adjudications with respect to individual members of the class would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     18. The class also meets the prerequisites of Delaware Court of Chancery Rule 23(b)(2) in that the parties opposing the class have acted and refused to act on grounds generally applicable to the class, thereby making final injunctive relief or corresponding declaratory relief with respect to the class as a whole appropriate.

     19. The class also meets the prerequisites of Delaware Court of Chancery Rule 23(b)(3) in that questions of law and fact common to members of the class predominate over any questions affecting only individual members and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

     20. Class action treatment is essential for, and provides a fair and efficient method of, adjudicating the claims alleged in this complaint, which affect a large number of the limited partners who reside in various states around the country and whose joinder would be impracticable. This class action provides an effective method of enforcing the rights of all the class members without unnecessary expense or duplication.


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                               GENERAL ALLEGATIONS

     21. The General Partner owes common law and contractual fiduciary duties to the Partnership and the limited partners individually. Additionally, by virtue of their control of the General Partner, the Management Defendants owe fiduciary duties to the Partnership and the limited partners individually. Among the duties owed to the Partnership and the limited partners by the General Partner and the Management Defendants is to refrain from actions which benefit them and injure the Partnership's assets or the rights and interests of the limited partners.

     22. Prior to the Management Defendants' takeover of the General Partner in April 1993, control of the Partnership resided in an independent general partner unaffiliated with management of the Company and that, free of conflicts of interest, was able to ensure that the Company was operated in a manner beneficial to the Partnership.

     23. Upon taking over the General Partner in 1993, the Management Defendants, formerly answerable to the Partnership and its independent general partner, acquired complete control of the Partnership and, through the Partnership, of the Company. Exercising the voting rights of the Company stock held by the Partnership, the Management Defendants promptly replaced the Company's independent Board of Directors with their own nominees and have continued to elect their own nominees to the Company's Board.

     24. Prior to the April 1993 takeover by the Management Defendants, the Partnership enjoyed complete ownership of all of the Company's outstanding stock, and no other person or entity held any interest in stock of the Company.

     25. Beginning in 1994, the Management Defendants embarked on a plan that would eventually permit them to cause a liquidation of the assets of the Partnership in a fashion that


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would not jeopardize their control over the Company, such as might occur if the Partnership sold its stock in the Company to a single buyer at a price reflecting a control premium. Rather, their plan contemplated a series of transactions designed to culminate in the Company becoming a publicly held company with a widely dispersed base of stockholders. This, combined with generous stock options, a poison pill plan implemented for the Company and golden parachute employment contracts, would leave the individual Management Defendants well entrenched. To do so, however, required the Partnership to forfeit, at the expense of the limited partners, the value of the control premium inherent in the Partnership's ownership of 100% of the stock of the Company.

     26. As part of that preconceived, long range entrenchment plan, and in order to enrich themselves at the expense of the limited partners, in or about August 1994, the Management Defendants entered into a series of transactions by which they caused the Company to grant to the individual Management Defendants and their hand-picked Directors selected options to purchase a substantial portion of the Company stock. On information and belief, the Management Defendants have granted themselves and their hand-picked directors stock options that in the aggregate total approximately 5.93% of the Company's currently outstanding stock and have authorized, but not yet issued to themselves, options for an additional 3.09%, for a total of 9.02% (the "Stock Options"). In a flagrant act of self-dealing, the Management Defendants unilaterally caused the General Partner and the Partnership to approve the Stock Options.

     27. The Management Defendants caused the Stock Options to be issued with unreasonably low strike prices, and the Stock Options unfairly diluted the value of the Company stock held by the Partnership. As the sole stockholder of the Company, the Partnership could


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have prevented such dilution.  But it did not because to have done so was contrary to the self interest of the individual Management Defendants. Thus, the General Partner passively allowed the value of the Partnership's sole asset to be diluted.

     28. As a second step in furtherance of their plan, on or about August 2, 1996, the Management Defendants caused the General Partner to send a 30 Day Sale of Assets Notice to the limited partners (the "Notice"). The Notice announced that the Partnership would conduct an initial public offering (the "IPO") in which the Partnership would sell its 5,781,250 shares of Company stock (100% of the common stock then outstanding) and the Company would simultaneously issue an additional 1,178,750 previously unissued shares. Through the IPO, the Company's stock would be dispersed in the hands of the public, the Partnership would forego any benefit it might otherwise derive from a sale of control, and the individual Management Defendants would entrench themselves in control of the Company. Following the IPO, the Partnership was to be dissolved and liquidated.

     29. Having decided to dispose of all the Partnership assets and liquidate the Partnership, the General Partners and Management Defendants were and continue to be under a strict fiduciary duty tot he Partnership and the limited partners to ensure that the value to be received by the limited partners was the highest and best value reasonably available, and that all feasible alternatives to achieving the highest possible value were diligently and disinterestedly explored. In breach of this duty, the General Partner and Management Defendants unilaterally determined to liquidate the Partnership in a manner that would not threaten the individual Management Defendants' positions with and control over the Company and the substantial monetary and other benefits they derive therefrom. The Management Defendants and the


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General Partner failed to assure that transactions other than a public offering, such as a sale of the Company stock as a block or a merger or acquisition, were disinterestedly and adequately explored.

     30. At the time of the proposed IPO, the Management Defendants were aware that, as a result of substantial capital investments and other factors, the Company expected a huge surge in earnings in the very near future, and that a significantly higher price for the Company stock could be realized by delaying a public offering until those earnings were achieved and made public.

     31. Following receipt of the Notice relating to the proposed sale by the Partnership of its stock in the Company, the plaintiff and fellow limited partners representing significantly more than 10% of the interests in the Partnership retained The Mills Firm, co-counsel herein, to protect the interests of limited partners in connection with the liquidation of the Partnership.

     32. The plaintiff and his fellow limited partners demanded, pursuant to Sections 7(i) and 12(d) of the Partnership Agreement, that the General Partner call a meeting of the Partnership pursuant to the Partnership Agreement to conduct a vote of the limited partners on the general partner's proposed IPO of all of the Partnership's shares of the Company.

     33. The limited partners fully complied with the requirements of paragraph 12(d) of the Partnership Agreement by obtaining the requisite unqualified opinion of special counsel of recognized standing approved by limited partners holding more than 10% of the limited partnership interests. Pursuant to paragraph 12(d) of the Partnership Agreement, the plaintiff and his fellow limited partners whose aggregate interests exceed 10% of the interests of the Partnership timely sent the required notice to the General Partner by registered mail together with


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the required unqualified opinion of Special Counsel, affirmatively approved in writing by limited partners holding more than 10% of the aggregate interest of all of limited partners.

     34. Paragraph 12(d) of the Partnership Agreement required the General Partner to send notice of a meeting of limited partners to all of the limited partners within seven days following the General Partner's receipt of the demand for the meeting. Following receipt of the demand for a meeting, more than seven days elapsed, but the General Partner failed and refused to send out the notice pursuant to the Partnership Agreement. In breach of their fiduciary obligations and the Partnership Agreement, the defendants also refused to hold the meeting.

     35. Apparently frustrated by what they perceived as strong opposition by the limited partners to their self-dealing plans, on or about September 6, 1996, the Management Defendants caused the Company to award the Management Defendants lucrative golden parachute employment agreements. These employment agreements provide, INTER ALIA, that the Management Defendants are entitled to millions of dollars in payments, and their stock options immediately vest, should there be a "change in control," which would occur upon, INTER ALIA, a transfer of the Partnership's controlling block of Company stock.

     36. Like the Stock Options, the employment agreements have substantially impaired the marketability of the Partnership's assets and the returns the limited partners may receive upon liquidation. The Management Defendants entered into the employment agreements for their own personal benefit and to entrench themselves in their positions with the Company, all at the expense of the limited partners.

     37. On or about September 10, 1996, in circumvention of the expressed will of the limited partners to conduct a vote on the proposed IPO, the Management Defendants announced


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that they would promptly cause the Company to undertake a "modified transaction," whereby the Company would issue approximately 3.4 million new shares in the Company, thereby diluting the Partnership's ownership of the Company. The modified transaction was structured so as to avoid any vote by the limited partners.

     38. In the modified transaction, the amount of stock to be issued by the Company was increased over what had been planned for the original IPO. That increase was designed to assure a sufficient float for the publicly held stock, thereby assuring that the Stock Options held by the individual Management Defendants would have substantial value. It also ensured that the Company became subject to Section 203 of the Delaware General Corporation Law, thereby impeding a change of control and reducing the value of the Partnership's remaining control block of stock.

     39. In or about September 1996, the Management Defendants amended the Company's registration statement on Form S-1 previously filed with the Securities and Exchange Commission (the "SEC") in connection with the planned original IPO to reflect the modified transaction. The Management Defendants then caused the Company to issue approximately 2.5 million new shares in a public offering at a price of $13 per share. In disregard of their obligations to the limited partners, the Management Defendants provided no opportunity to the limited partners to vote on the public offering of stock by the Company or otherwise to approve or disapprove the transaction.

     40. Although the Management Defendants knew or should have known that the Company had materially increased earnings, they did not disclose the improved earnings to the public prior to the public offering or delay the public offering until the earnings increase had


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been announced.  As a result, the public offering price of $13 per share was artificially depressed below the stock's true value. Within just a few weeks following the public offering, the Company publicly announced a 34% jump in operating income. Not surprisingly, the trading price of the Company's stock increased almost immediately by nearly 50% to over $19 per share. As a result of offering the Company's stock at an artificially low price, the Management Defendants caused, and the General Partner permitted, the Partnership's stock ownership of the Company to be unfairly diluted from 100% to approximately 66% and caused or permitted a diminishment of the value of those shares by reason of the sale of the Company's stock at an artificially low price.

     41. By letter dated March 21, 1997 (attached as Exhibit B), the General Partner informed the limited partners that it intended to dissolve the Partnership. Under the proposed "highly flexible Plan of Dissolution for the Partnership" described in that letter, the limited partners may choose to receive cash, common stock or a combination of both. In furtherance of that plan, the Management Defendants, through a press release issued by the Company on June 9, 1997, announced that the Company has filed a registration statement with the SEC relating to the 5,781,250 shares of the Company's common stock owned by the Partnership in anticipation of the implementation of the Management Defendants' plan described in the March 21, 1997 letter. A copy of the press release is attached as Exhibit C. By their proposed plan of dissolution and their causing the Company to file a registration statement with the SEC, the General Partner and the Management Defendants have again clearly evidenced their intention to sacrifice the value of the control premium inherent in the controlling block of the Company's stock owned by the Partnership solely to entrench the individual Management Defendants.


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     42.  On June 11, 1997, the Company's registration statement became publicly available. The registration statement discloses that the Management Defendants and the General Partner contend that their Plan of Dissolution may be adopted by a vote of only a majority of the Partnership's limited partners, rather than the two-thirds vote that plaintiff believes is required under the Partnership Agreement.

     43. Upon dissolution, the General Partner and the Management Defendants have an obligation to ensure that the limited partners receive the highest price possible for the Partnership's assets.

     44. The Management Defendants have not and, based on their past and present conduct as well as their debilitating conflicts of interest, will not explore any means of disposing of the Partnership's assets other than distribution of stock directly to the limited partners or the general public through a public offering. Such action will only protect the Management Defendants' control of the Company and the monetary benefit they gain therefrom. However, in failing to market the Partnership assets effectively with a view to obtaining the highest possible return to the limited partners upon liquidation, the General Partner and Management Defendants have breached and continue to breach their fiduciary duties to the limited partners.

     45. As a result of the actions alleged above, the defendants have substantially reduced the value of the stock held by the Partnership, impaired its marketability, and reduced the amounts the limited partners will receive upon the planned liquidation of the Partnership. In contrast, these transactions have improperly benefitted the Management Defendants.

     46. Despite their conflicts of interest, the Management Defendants undertook the transactions alleged above without the approval of the limited partners and without independent


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representation of the interests of the limited partners, which conflict with those of the Management Defendants.

     47. The Management Defendants are obligated to ensure that limited partners are not deprived of any available means for maximizing the proceeds they will receive upon the disposition of the Partnership's assets and liquidation of the Partnership. Despite their conflicts of interest, the defendants have unilaterally limited the means by which the disposition and liquidation will proceed to means that will not threaten the Management Defendants' positions with the Company. The Management Defendants have acted and continue to threaten to act without creating any procedural safeguards to ensure that there is independent representation of the interests of the limited partners or other assurances that the interests of the limited partners are fully protected from overreaching by the Management Defendants.

     48. The Management Defendants' conflicts of interests are not limited to conflicts arising from their personal interest in entrenching themselves and otherwise profiting at the expense of the partnership and the limited partners. They face an irresolvable conflict of interest between their fiduciary obligations to the Company and its public stockholders on the one hand and to the Partnership and the limited partners on the other. The interests of the Company and of the Partnership are not aligned. By way of illustration, the Management Defendants have determined that it is in the best interests of the Company and its public stockholders to increase the public float by eliminating the Partnership as a controlling stockholder. In contrast, it is clearly in the best interests of the Partnership and the limited partners to seek to sell the Partnership's stock as a block to a single purchaser and capture for the Partnership and the limited partners the value of the control premium. Indeed, this conflict of interests is pointed out


                                      16

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by defendant Leonard Chill in the Company's June 9, 1997 press release.
Mr. Chill commented that the plan of dissolution proposed for the Partnership would "enhance liquidity for limited partners in our majority shareholder, while increasing the public float for common shareholders in a non-dilutive manner." (Exhibit C). Mr. Chill was noticeably silent on the Partnership's interest in obtaining a control premium for its control block, and admitted that the increased public float (obtainable only by the Partnership's sacrificing any control premium) would benefit stockholders other than the Partnership.

                                     COUNT I

  REMOVAL OF THE GENERAL PARTNER, DISSOLUTION AND APPOINTMENT OF A LIQUIDATING TRUSTEE

     49. Plaintiff realleges paragraphs 1 through 48 as though fully set forth herein.

     50. The General Partner and the Management Defendants have: caused the Company to issue Stock Options to the Management Defendants at an unreasonably low strike price; burdened the Company with lucrative golden parachute employment agreements with the Management Defendants without approval of the Partnership or the limited partners; caused the Partnership's stock ownership in the Company to be unfairly diluted; embarked on a course of conduct intentionally designed to enable them to entrench themselves in control of the Company by proposing a plan of liquidation and dissolution that will destroy the value of the control premium owned by the Partnership and preclude any transfer of the Partnership's control block of stock in the Company. All such actions benefit the Management Defendants at the expense of the limited partners.



                                      17

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     51.  The Defendants have disabling conflicts of interest that preclude them from faithfully and properly carrying out their fiduciary obligations to the limited partners and their obligations under the Partnership Agreement.

     52. The Defendants have also committed serious and repeated breaches of their fiduciary duty of loyalty to the limited partners which justify removal of the General Partner, judicial dissolution and the appointment of a liquidating trustee pursuant to 6 DEL. C. Sections 17-802 and 17-803.

     53. By reason of the conflicts of interests between the Management Defendants and the limited partners and the repeated breaches of fiduciary duty by the Management Defendants, the limited partners are entitled to judicial dissolution of the Partnership pursuant to 6 DEL. C. Section 17-802 because it is no longer reasonably practicable to carry on the Partnership business in conformity with the Partnership Agreement and the removal of the General Partner and the appointment of a liquidating trustee is essential to ensure the highest possible return to the limited partners upon dissolution.

     54. In addition, as alleged above, the General Partner has determined that the Partnership's assets should be liquidated and the Partnership dissolved, thereby putting up for sale substantially all of the Partnership's assets.

     55. Removal of the General Partner is necessary to protect the interests of the limited partners. Because of their conflicting interests, the defendants are unable to carry out the sale or other disposition of the assets of the Partnership in accordance with their fiduciary obligation to act solely in the interests of the limited partners and maximize the returns to them. In addition, without removal, the limited partners and the Partnership will continue to be damaged by the


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defendants' wrongful acts.  The self-dealing undertaken by the Management
Defendants has demonstrated that the General Partner will not and cannot protect the interests of the limited partners and that neither the General Partner nor the Management Defendants have fulfilled or intend to fulfill their fiduciary and contractual obligations to the limited partners. Removal of the General Partner and appointment of a liquidating trustee is necessary to ensure that the limited partners' interests are properly and adequately protected.

                                    COUNT II

                              DECLARATORY JUDGMENT



     56. Plaintiff realleges paragraphs 1 through 55 as if fully set forth herein.

     57. The General Partner has proposed a Plan of Dissolution. Under the proposed Plan of Dissolution, the General Partner intends to distribute the Company's stock to the limited partners or, for those limited partners not desiring to receive a distribution of stock, to dispose of the Company's stock attributable to those limited partners in a public offering and distribute cash to such limited partners. Such a plan threatens to waste a significant part of the value of the Partnership's assets by forfeiting any control premium inherent in the Partnership's ownership of a controlling block of stock in the Company.

     58. The General Partner owes fiduciary duties to the limited partners to act in their best interests. By virtue of their control of the General Partner, the Management Defendants owe fiduciary duties to the limited partners to act in their best interests. The General Partner and the Management Defendants have an obligation to act in the interests of the limited partners and explore alternative means to obtain the highest possible price for the stock.


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     59.  The General Partner and the Management Defendants propose to cause their Plan of Dissolution to be adopted only by a majority vote of limited partners rather than the two-thirds vote called for by the Partnership Agreement.

     60. Plaintiff seeks a declaratory judgment that the General Partner has an obligation to obtain the highest possible price in the dissolution for the Company stock owned by the Partnership and that the Plan of Dissolution requires for its adoption the approval of the holders of two-thirds of the outstanding limited partnership units.

                                    COUNT III

                    BREACH OF CONTRACT-PARTNERSHIP AGREEMENT



     61. Plaintiff realleges paragraphs 1 through 60 as though fully set forth herein.

     62. Pursuant to paragraph 7(b) of the Partnership Agreement, the General Partner has at all times owed contractual fiduciary obligations to the limited partners. By virtue of their acquisition of and exercise of control over the Partnership as a result of the April 1993 takeover, the Management Defendants have shared equally in those contractual obligations.

     63. The Management Defendants continue to be obligated to comply with these duties in connection with the planned disposition of the Partnership's assets and dissolution of the Partnership. In particular, they are obligated to ensure that the returns to the limited partners are maximized and all possible transactions to that end are fully explored in a diligent and disinterested manner, free of conflicts of interest.

     64. By acting as alleged herein, the defendants have breached, and threaten to continue to breach, their contractual obligations.


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



     65. As a proximate result of the defendants' conduct, the limited partners have suffered damages in an amount to be proven at trial.

                                    COUNT IV

                            BREACH OF FIDUCIARY DUTY



     66. Plaintiff realleges paragraphs 1 through 65 as if fully set forth herein.

     67. The General Partner has at all times owed fiduciary obligations to the limited partners. By virtue of their acquisition of and exercise of control over the General Partner as a result of the April 1993 takeover, the Management Defendants have shared equally in those fiduciary duties.

     68. The Management Defendants continue to be obligated to comply with these duties in connection with the planned disposition of the Partnership's assets and dissolution of the Partnership. In particular, they are obligated to ensure that the returns to the limited partners are maximized and all possible transactions to that end are fully explored in a diligent and disinterested manner, free of conflicts of interest.

     69. By acting as alleged herein, the defendants have breached, and threaten to continue to breach, their fiduciary obligations.

     70. As a proximate result of the defendants' conduct, the limited partners have suffered damages in an amount to be proven at trial.

                             DERIVATIVE ALLEGATIONS

     71. In the alternative, plaintiff brings Counts III and IV as a derivative action pursuant to 6 DEL. C. Sections 17-1001 and 17-1002 and Delaware Court of Chancery Rule 23.1.

     72. Plaintiff is and at all time relevant to the allegations herein has been a holder of one-half of a unit of limited partnership interest in the Partnership, representing a capital contribution of $50,000.

     73. The plaintiff has made no demand on the General Partner or the Management Defendants. The Management Defendants all have material and disqualifying conflicts of interest with respect to the Partnership Agreement, the interests of the limited partners and the claims alleged herein. The Management Defendants control the General Partner. Demand upon the General Partner or the Management Defendants would be futile and is therefore excused.

     74. Demand is further excused because the conduct alleged herein constitutes a waste of assets of the Partnership and is not the product of the exercise of good faith business judgment by a disinterested and independent general partner.

                              PERSONAL JURISDICTION

     75. The Court has personal jurisdiction over defendants Synthetic Industries, L.P., SI Management L.P., Chill Investments Inc., Beckman Investments Inc., Freed Investments Inc., Kenner Investments, Inc. and Wright Investments Inc. because each is an entity organized under Delaware law and having an agent for service of process in Delaware.

     76.  The Court has personal jurisdiction over defendants Leonard Chill, Jon
P. Beckman, W. Wayne Freed, Ralph Kenner and W. Gardner Wright pursuant to 10 DEL. C. Section 3114.

     77. The Court has personal jurisdiction over defendant Synthetic Management GP because the Court has personal jurisdiction over each of its general partners.


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


                           SUBJECT MATTER JURISDICTION

     78. The Court has jurisdiction over the matters complained of herein pursuant to 6 DEL. C. Sections 17-110, 17-111, 17-802 and 17-803, 10 DEL. C.
Section 6501,  and the Court's inherent equitable jurisdiction.

                               PRAYERS FOR RELIEF

     WHEREFORE, Plaintiff demands judgment in his favor, in favor of the class, and alternatively as to Counts III and IV in favor of Synthetic Industries, L.P., and against defendants SI MANAGEMENT L.P., SYNTHETIC MANAGEMENT G.P., LEONARD CHILL, JON P. BECKMAN, W. WAYNE FREED, RALPH KENNER, W. GARDNER WRIGHT, CHILL INVESTMENTS, INC., BECKMAN INVESTMENTS, INC., FREED INVESTMENTS, INC., KENNER INVESTMENTS, INC., and WRIGHT INVESTMENTS, INC., jointly and severally, and prays that this Court enter one or more orders:

          a. Removing SI MANAGEMENT L.P. as the general partner of the Partnership, together with such other relief as necessary to effect the removal and protect the limited partners' interests;

          b.   Dissolving the Partnership;

          c. Appointing a liquidating trustee under the direction of the limited partners and implementing such other or alternative means as may be necessary or appropriate to ensure that all reasonable means to maximize the returns to the limited partners are pursued and evaluated in the limited partners' interests and that the highest possible price is obtained, together with such other relief as may be necessary or appropriate to ensure that the disposition of the Partnership assets and liquidation of the Partnership is carried out without the contaminating


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



influence of the defendants' conflicts of interest so as to maximize the returns to the limited partners;

          d. Requiring the Management Defendants to disgorge all profits under the Stock Options and all profits under the change of control provisions of their employment agreements, together with such other or alternative relief as may be necessary to ensure that the rights of the limited partners are not impaired by such Stock Options and employment agreements and that the Management Defendants are not unjustly enriched thereunder;

          e. Awarding compensatory damages in such amount as the Court may determine together with interest thereon at the legal rate;

          f. Declaring that in liquidating the assets of the Partnership, the General Partner and the Management Defendants have a duty to seek out and obtain for the Partnership the highest and best value reasonably possible for the controlling interest in the Company owned by the Partnership;

          g. Certifying this action as a class action, appointing plaintiff as class representative and appointing the firms of Smith, Katzenstein & Furlow and The Mills Law Firm as class counsel;

          h. Awarding costs of suit herein, including attorneys' fees and expenses; and

          i. Granting such other relief as may be necessary to protect the limited partners or that is otherwise just and reasonable.


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


                                                    SMITH, KATZENSTEIN & FURLOW




                                                    By:  /s/ Craig Smith
                                                       -------------------------
                                                         Craig B. Smith
                                                         The Corporate Plaza
                                                         800 Delaware Avenue
                                                         P.O. Box 410
                                                         Wilmington, DE 19899
                                                         (302) 652-8400
                                                         Attorneys for Plaintiff


OF COUNSEL:

Robert W. Mills
Derek G. Howard
Gilmur R. Murray
THE MILLS LAW FIRM
300 Drake's Landing, Suite 155
Greenbrae, California 94904
(415) 464-4770

Dated:  June 11, 1997




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